Exhibit 99.1

Yucheng Technologies Announces Partnership with China Construction Bank for POS Merchant Acquiring

BEIJING, Feb. 26, 2008 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today announced that it has executed an agreement with China Construction Bank in Guangdong province (“CCB Guangdong”) to provide outsourced Point of Sale (POS) merchant acquiring services targeting merchants across the Guangdong province excluding the city of Shenzhen.

Yucheng's POS merchant acquiring services for CCB Guangdong include merchant acquisition, deployment of POS terminals, installation and maintenance, transaction reporting, training and ongoing technical support. As part of the agreement, Yucheng will bear the initial cost of POS terminals deployed to merchants and also maintain them on an ongoing basis, while fees generated from transactions occurring through the installed POS terminals will be shared with CCB Guangdong. The POS terminals are designed to accept all major credit and debit cards in China, including China UnionPay, and all major foreign cards such as VISA, MasterCard and JCB.

Yucheng’s CEO, Mr. Weidong Hong stated, “We are excited to provide outsourced POS merchant acquiring services for CCB Guangdong. CCB is one of the top four banks in China and also one of the largest issuers of debit and credit cards, and Guangdong’s per-capita GDP is among the highest in China. We believe that Guandong’s consumer demographics and higher level of discretionary spending will continue contributing to a rapid adoption of credit and debit cards as methods of payment for consumer goods and services. Further, success in this partnership may lead to additional partnerships with CCB in other parts of China in the future. This is our second POS partnership with banks following the success we had with China Merchants Bank (“CMB”) in 2007 where we deployed 8,900 terminals in less than one year. It demonstrates that banks in China are beginning to recognize Yucheng as a leading third-party provider of POS merchant acquiring services, as we won this partnership in a competitive bidding process.”

“We expect that banks in China will continue to accelerate the outsourcing of POS terminal deployment in order to rapidly increase their presence at the payment points. Payment transactions using cards instead of cash continue to increase in China, and both banks and merchants see the need for more POS terminals to better service their customers. We expect Yucheng’s payment processing unit to benefit from these macro trends. We hope CCB Guangdong to be another foundation customer for our POS merchant acquiring services, and hope to partner with additional banks to continue increasing our POS network in the future.”

About China Construction Bank

China Construction Bank is one of the top four commercial banks in China. Founded in 1954 and headquartered in Beijing, China Construction Bank has an extensive network of approximately 13,629 branch outlets across the country, 1,080 of which are located in Guangdong province. In addition, it maintains overseas branches in Hong Kong, Singapore, Frankfurt, Johannesburg, Tokyo and Seoul, and representative offices in New York and London. As of the end of 2006, it had total assets of approximately US$698 billion, which ranked the second among all the Chinese banks. As of December 31, 2007, CCB had issued more than 12.6 million credit cards and 220 million debit cards in China.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,700 employees and has established an extensive footprint to serve its banking clients nationwide with subsidiaries and representative offices in eleven cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) channel-related IT solutions, such as web banking and call centers, 2) business-related processing solutions, such as core banking systems, foreign exchange and treasury management, and 3) management-related IT solutions, such as risk analytics and business intelligence. It is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1 646 383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: +86 10 6442-0533
Email: investors@yuchengtech.com